OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Farr Hotels & Resorts, Inc

930 N. 35E
Lancaster, **TX** 75146

http://www.farrhotelsresorts.com



10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 100,000* shares of common stock ($100,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of common stock ($10,000)

Company	Farr Hotels & Resorts, Inc
Corporate Address	930 N. 35E, Lancaster, Texas 75146
Description of Business	Farr Hotels & Resorts, Inc is an Hospitality Startup that acquire, manage, invest in Eco Friendly Hotels & Resorts. Our mission is to create Eco Friendly Hotels & Resorts through Eco Friendly Transformation.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

<u>Perks</u>

Everyone — Frequent updates on our Eco Friendly Hotel progress.

$500.00+ — a Thank you on our website.

$1,000+ — a free beverage at a Farr Hotels and Resorts property (upon development)

$2,000+ — a free beverage and meal at a Farr Hotels and Resorts property (upon development)

$3,000+ — 1 Night Stay with Breakfastat a Farr Hotels and Resorts property (upon development)

$5,000+ — 2 Night Stay with Breakfastat a Farr Hotels and Resorts property (upon development)

$10,000+ — a Weekend Stay at a Farr Hotels and Resorts property (upon development)

All perks occur after the offering is completed, and upon completion of development. No hotels currently exist.

The 10% Bonus for StartEngine Shareholders

Farr Hotels & Resorts, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Farr Hotels & Resorts, Inc is an Eco Friendly Hospitality Startup that plans to acquire, improve and invest in hotels while transforming economy hotels into Eco Friendly Hotels. What makes Farr Hotels & Resorts unique is we plan to develop under performing properties into luxury 4 Star Eco Friendly Hotels in primed locations that will become a very sought after property for business travelers, casual travelers and Millennials.

Sales, Supply Chain, & Customer Base

There are no sales because this is a new hospitality startup. The supply chain will be from the best Eco Friendly product suppliers in the Green Eco Friendly Suppliers in the industry.

Competition

The competitors in our industry are based overseas as well as some of our competitors are local located and tend to incorporate some Eco friendly services and products at a slower rate which will allow us to grow very fast. In addition, our major competitors like Hilton Americas, Houstonian Hotel, Magnolia Hotel and Embassy Suites are priced a lot higher which gives Farr Hotels & Resorts a greater niche market for attracting Millennial's Customers.

Liabilities and Litigation

Farr Hotels & Resorts, Inc is not involved in any litigation and has no liabilities at this time.

The team

Officers and directors

Kenneth Farr	Founder, CEO, & Director of Farr Hotels & Resorts, Inc.

Kenneth Farr
Founder, Managing Partner of Farr Venture Capital Fund, Inc. Founder, CEO, President and Director of Farr Investment Capital, Inc. Founder, CEO, President and Director of Farr Hotels & Resorts, Inc. As CEO Kenneth Farr leads the company's strategic, executive and managerial efforts for acquiring real estate properties like motels, hotels and multifamily. His 25 years of construction improvements (and new construction) of residential, commercial properties including hotels, motels, multifamily and residential gives him a special expertise when it comes to improving / upgrading property. Kenneth Farr also served 3 years for the City of Dallas as a Board Member for The Permit and License Appeal Board that was responsible for overseeing building permits, zoning citations and city ordinance violations. 01/2015 - 01/2017. Kenneth Farr, Managing Partner of Farr Venture Capital Fund, Inc. 02/2017 - 03/2018. Kenneth Farr, Founder, CEO, President & Director of Farr Investment Capital, Inc. 04/2018 to present. Kenneth Farr, Founder, CEO, President & Director of Farr Hotels & Resorts, Inc.

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **PLEASE REVIEW RISKS VERY CAREFULLY IN THIS SECTION IN ORDER TO EVALUATE INVESTMENT.** Risks A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

- **There are hotel competitors who are better positioned than we are to take the majority of the market.** We will compete with a few overseas hotels, who currently have some focus products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our products obsolete or that the Eco Friendly Hotels developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition may intensify.

- **This is a brand-new company.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Eco Friendly Hotels & Resorts is a good idea, that Farr Hotels & Resorts, Inc will be able to transform economy hotels into Eco Friendly Luxury 4 Star Hotels & Resorts and that the company will increase strategic marketing and digital marketing to hospitality travelers, that we will be able to successfully market, improve and sell the Eco Friendly Hotels Room Rates, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start acquiring properties.** We estimate that we will require at least $10 million to commence commercial production of the Eco Friendly Hotels. We believe that we may be able to finance the commercial production of the Eco Friendly Hotel through acquisitions of properties. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Farr Hotels & Resorts, Inc has priced the services at a level that allows the company to make a profit and still attract business.

- **Additional Risk** Farr Hotels & Resorts, Inc. is a brand new Eco Friendly Hotel Startup company with very little operating history and no revenue to date. We are a very early-stage company with very little operating history, no revenues derived from our operations, and no existing clients. We have yet to sell any suites. Further, we have never turned a profit and there is no assurance that we will ever be profitable. It is difficult to predict future performance and our ability to maintain operations is dependent upon a number of factors over which we have limited control. As a result, it is difficult to predict our financial results and they are likely to fluctuate significantly. We also have 25 years in improving and experience selling our products. Accordingly, we cannot predict with any certainty the timing or level of sales of our products in the future. In addition to the other factors discussed herein, specific factors that may cause fluctuations in our operating results include demand and pricing for our products, including any change in wholesaler purchasing patterns for our products, timing of new product offerings, acquisitions, licenses or other significant events by us, our partners or our competitors, interruption in the manufacturing or distribution of our products, and significant product returns and rebates. If you are investing in us, it is because you think that Farr Hotels & Resorts, Inc., Eco Friendly Hotels & Resorts are a good idea. Farr Hotels & Resorts, Inc will acquire properties that we feel we may be able to successfully market, manage, improve, transform, upgrade and sell the rooms / suites - and that we can price it right and sell it to enough people so that the company will succeed. We are subject to all of the risks and uncertainties of a new business. We are subject to all of the risks and uncertainties normally associated with a new startup / early stage business, including potential manufacturing issues, difficulties establishing our marketing and distribution operations, lack of name recognition, lack of adequate capital, difficulties hiring and retaining qualified employees and difficulties in complying with all applicable federal, state, and local regulatory and administrative requirements. There is no assurance that we will be able to market products that will generate enough revenues for us to maintain profitability. As a result, we be certain that we will be able to sustain profitability, if achieved. Our lack of an operating history may make it difficult for you to evaluate our business prospects in connection with an investment in our securities. Our business projections are estimates only and the commercial success of any products that we may develop will depend upon the degree of market acceptance products that we may develop will depend upon the degree of market acceptance by consumers. There can be no assurance that we will meet business projections. There can be no assurance (i) we (or you) will be profitable, (ii) there will be sufficient demand for product, (iii) people will think our product is a better option than other competitors and (iv) we have priced our suites at a level that allows us to make a profit and still attract business. Any new products we develop in the future may not gain market acceptance by consumers. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our current and future products will depend on a number of factors, including the willingness and ability of consumers to adopt our products, the ability to manufacture our products in sufficient quantities with acceptable quality and to offer our products for sale at competitive prices, and marketing and distribution support for our products. The Farr Hotels & Resorts suites could prove to be very environmentally friendly in the long run. While every effort to market and improve the Farr Hotels & Resorts model has been made and will continue to be made, there is a risk that the market could fluctuate according to the various seasons.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for one year or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the hospitality or travel industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely.

- **Key vendor risk.** The company relies on several key partners to provide Eco Friendly products of functionality in the product. If any one of these partners were to suddenly be unable to provide those components, significant portions of the product would no longer function until replaced. Examples include the water purification systems, LED bulbs, Ecoflow Showerhead, and Solar Powered Outdoor Speakers / Chargers / Lights.

- **Pricing risk.** A much larger company might decide to offer the same services for a dramatically reduced price or for free.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Kenneth Farr, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 3,000,000

Common Stock

The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 3,000,000 shares currently outstanding.

Voting Rights *of Farr Hotels & Resorts, Inc Common Stock.*

The holders of shares of the Company's common stock, are not entitled to a vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights (*May Not Be Applicable*)

Subject to preferences that may be granted to any then outstanding common stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding common stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance's of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

<center>FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS</center>

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-04-25.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the acquisition of a hotel building and completed installation of Eco Friendly Products, which we do not anticipate occurring on or by December 2018 with an additional offering raise. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 9 months without revenue generation.

Based on our forecast for customer growth and development, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for approximately 9 months without revenue generation. We estimate that with a total raise of $1,070,000 in the next raise, the company may be able to reach profitability without raising additional capital (Anticipated).

Financial Milestones

Past major milestones include building the company website that began to attract a lot of daily visitors, branding Farr Hotels & Resorts Social Media on sites like (Facebook, Twitter, LinkedIn, Instagram and Pinterest), and identifying locations that are located in Houston, Dallas, Atlanta and Chicago with the goal of suitable Eco friendly transformation.

Future financial milestones of the company aims to acquire hospitality properties that may allow Farr Hotels & Resorts to manage, upgrade and improve properties with a goal to reach over 500 rooms / suites within the next 4 years with Eco friendly transformation. The operational, liquidity, or other challenges that would impact the company's ability to reach these milestones would be hotel inventory that may or may not be available to transform into Eco friendly hotels, the overall cost of the hotels would also be a challenge and not having the necessary financial liquidity to acquire the hotels in a timely manner would certainly impact the company's ability to reach these milestones.

Farr Hotels & Resorts is already in discussion to acquire a 75 room hotel with a projected sales cost of $6 million in Houston, Texas whereas the room rate will have an average $99.99 to $120.99 daily rate, which may generate $224,977.50 every 30 days when occupied and generate $2,699,730.00 in yearly income when occupied (Anticipated). In addition, performance benchmarks that will impact growth will be based on a standard occupied percentage rate of 80% to 97% which will increase our event of revenues including acquisition of 4 more hotels (Anticipated).

Cost of Revenues:

In order to reach these goals, cost of revenues for hotels will be an estimated sales price of $2.5 million to $8.7 million anticipated long term expenses required to reach these revenue goals or ($25,000.00 a room each to $87,000.00 a room each). In addition to the acquisition price of the hotels, there may be an improvement / upgrade amount of $350,000.00 to $1.8 million range for some properties in order to achieve hotel transformation of constructing these properties which are certainly anticipated expenses required to reach these revenue goals (Anticipated).

Projections for 9 months of operation include estimated total capital expenditures of at least $15,000 which include items such as research and development, Eco friendly products, equipment and marketing materials. Estimated operating expenses total approximately $90,000 for 9 months of operation and include items such as office rent, marketing and promotion expenses, accounting and legal fees, and general operational expenses including working capital. Acquiring such properties will increase daily revenues and overall yearly revenues as projected (Anticipated).

Liquidity and Capital Resources:

The company is currently not generating any income at this time or losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance's, or any other method available to the company. We believe that if we raise the full amount we are seeking in this offering, we will be able to sustain the business for approximately 9 months. If we do not reach the full amount we are seeking in this offering, we will seek to raise additional capital on an expedited basis in order to continue the growth of company.

The management currently estimates that a total of $1,070,000 of new capital (including this offering) will carry the company through to profitability in addition to positioning the company favorably in the market as it relates to merger and acquisition opportunities. Specifically, achieving an annual recurring revenue stream of $2.4M will place Farr Hotels & Resorts in a category of hospitality business which is consistent with the threshold expressed by some corporate inquires from other groups seeking to purchase similar hospitality business platforms. These inquires are in no way an indication of future interest or a guarantee of an exit. Instead, the management has been using the feedback from these inbound inquires to formulate a current market definition of the financial performance metrics which would place the company in a position of greatest potential (Anticipated).

Liquidity and Capital Resources

The company is a new hospitality startup with no operating history and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other financing method available to the company.

The company may utilize other methods of funding like lines of credit, bank loans and other traditional financial sources in order to obtain future growth.

The minimum raise of $10,000.00 will allow Farr Hotels & Resorts to continue to grow website, increase marketing including the targeting of new consumers and last for approximately 2 months.

The maximum raise of $107,000.00 will allow Farr Hotels & Resorts to brand their marketing to more potential customers, secure an office location for the corporate office, allow the company to gather more traction as to raising $10 million and securing our first hospitality property which is expected to last for approximately 9 months while we secure additional capital from venture capital funds, private equity funds, institutional funds, high net worth investors and other traditional financing sources.

Since its inception in 2018, the Company has a goal to raised $10,643,000 in equity in upcoming future rounds of funding. In addition, Farr Hotels & Resorts Incorporated, will continue to seek financing that is vital to the business financial growth of the company.

The net proceeds from this offering will affect the Company tremendously because the company intend to use the proceeds to increase its marketing efforts, to conduct a price analysis test and to fund working capital. The Company believes that the funds from this offering and any other future private placements will enable it to fund operations through 2019, when, based on current assumptions, it expects to reach profitability.

The proceeds from the offering will affect the company liquidity in a positive way that will enable the company to grow and acquire more hospitality properties (Anticipated).

There are other available sources of capital to the business, such as lines of credit, credit card lines of credit, working capital loans, merchant account capital and business lines of credit (Anticipated).

Indebtedness

The company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$3,000,000.00

The price of the shares merely reflects the opinion of the Company President Kenneth Farr as to what would be fair market value according to recent hospitality companies startups. This opinion took into account the size of the hospitality market, the scale of the Eco Friendly Hotel Problem that may be solved by the company, and similar hospitality companies in the market .

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,000
Net Proceeds	$9,400	$94,000
Use of Net Proceeds:		
R& D & Production	$2,000	$23,000
Marketing	5,000	$20,000
Working Capital	$1,400	$24,000
Miscellaneous etc.	$500	$12,000
Contingent etc.	$500	$15,000
Total Use of Net Proceeds	$9,400	$94,000

We are seeking to raise a minimum of $10,000.00 (target amount) and up to $100,000.00 (overallotment amount) in this offering through Regulation Crowdfunding for proof of concept. If we manage to raise our overallotment amount of $100,000.00 we believe the amount will last us 6 months and plan to use the net proceeds of approximately $100,000.00 over the course of that time to raise more capital and aim to acquire our first hotel which we will make Eco Friendly Hotel improvements and marketing.

1. R & D & Production: Proceeds will be used to identify hospitality properties locations via online and realtor offline searches including visits to different locations of strong interest.

2. Marketing: Proceeds will be used to market the Eco Friendly Hotels by digital marketing, offline marketing, email marketing, social media marketing, search engine

marketing and business networking marketing.

3. Working Capital: Proceeds will be used to cover all of a company's short-term expenses, including inventory, payments on short-term debt and operating expenses. Basically, working capital will be used to keep the business operating smoothly and meet all its financial obligations within the coming year.

4. Miscellaneous etc: Proceeds will be used to cover all small unexpected cost like parking fees, taxi fees, parking meters downtown including business conferences.

5. Contingent etc: Proceeds will be used for any amount that may not be included in a budget to represent uncertainty like projects and operational functions in which unexpected *expenses are incurred.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include raising more money, but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://www.farrhotelsresorts.com website on the "Investor Relations Page" of the website. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Farr Hotels & Resorts, Inc

[See attached]

I, _Ken Farr_ (Print Name), the _CEO & President_ (Principal Executive Officers) of _Farr Hotels & Resorts_ (Company Name), hereby certify that the financial statements of _Farr Hotels & Resorts_ (Company Name) and notes thereto for the periods ending _04/25/2018_ (first Fiscal Year End of Review) and _N/A_ _____ (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Farr Hotels & Resorts, Inc was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _04/26/2018_ (Date of Execution).

_____ _Farr_ _____ (Signature)

_____ _President_ _____ (Title)

_04/26/2018_ (Date)

Farr Hotels & Resorts, Inc
BALANCE SHEET STATEMENT
As at 25th April 2018

	25-Apr-18 (USD)
ASSETS	
Fixed Assets	
Property, plant and equipment	-
Total Fixed Assets	-
Current Assets	
Prepaid expenses	1,500.00
Cash and bank balances	-
Total Current Assets	1,500.00
TOTAL ASSETS	1,500.00
EQUITY AND LIABILITIES	
Equity	
Share Capital	1,500.00
Liabilities	
Trade and other payables	-
TOTAL EQUITY AND LIABILITIES	1,500.00

Kenn Farr

Farr Hotels & Resorts, Inc
PROFIT AND LOSS STATEMENT
For the month April 2018

	Apr-18 (USD)
Sales and services- net	-
Cost of sales and services	-
Gross Profit	-
Website hosting and marketing expenses	(1,500.00)
Other expenses	-
Net Profit/(Loss)	(1,500.00)

Kenn Farr

NOTE 1 – NATURE OF OPERATIONS

FARR HOTELS & RESORTS, INC. was formed on 04/12/2018 ("Inception") in the State of DE. The financial statements of FARR HOTELS & RESORTS, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in DALLAS, TEXAS.

FARR HOTELS & RESORTS, INC is an Eco Friendly 4 Star Hotel Startup that is transforming economy hotels into Eco Friendly 4 Star Luxury Hotels for business and casual travelers. Farr Hotels & Resorts is a unique hospitality company that is reducing the carbon footprint on the earth via products, services and overall commitment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 14, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from rooms booked, occupied or suites leased when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
There are no Stock Based Compensation.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. The Company is taxed as a Corporation Company (INC). Under these provisions the Company does not pay federal corporate income taxes on its taxable income. The Company will pay state income taxes. The Company has not yet filed a tax return due to being in business for only 2 months and therefore is not yet subject to tax examination by the Internal Revenue Services or State Regulatory Agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY
Common Stock
We have authorized the issuance of 10 million shares of our common stock with par value of $1.00. As of 05/14/2018 the company has currently issued 3 million shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
THERE ARE NO RELATED PARTY TRANSACTIONS.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after April 12, 2018 through May 14, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Farr Hotels & Resorts is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

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Farr Hotels & Resorts
Eco-Friendly Hotel & Resort Startup

● Small OPO   📍 Lancaster, TX   🏷 Hospitality   🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Launching Eco-Friendly Hotels & Resorts

Invest in Farr Hotels & Resorts

Farr Hotels and Resorts is a hospitality startup that aims to transform **economy hotels into 4-star luxury eco-friendly hotels and resorts.**

We are focused on disrupting the hotel and resort market by integrating eco-friendly hotels and resorts that reduce the hospitality industry's carbon footprint. Farr Hotels & Resorts Founder, Kenneth Farr, has always believed in **preserving the Earth while also providing a better customer experience to hotel customers.**

Kenneth's inspiration evolved after traveling extensively for business in both the United States and Internationally. **While staying in a lot of hotels, he noticed that level of waste in terms of electricity, water, and trash.**

After staying in economy hotels, ranging from 1-star to 5-star hotels, he knew there had to be a way to improve the quality of the hotels and create a better eco-friendly Hotel that would not only save money, but also lessen negative environmental impacts. He believes that more consumers would frequent an eco-friendly hotel than a traditional hotel, especially if there were more available.

So far, Farr Hotels & Resorts has made progress in identifying hotels that have the ability to transform into eco-friendly hotels and resorts. **We believe the eco-friendly improvements, management, software and marketing will make the buildings more profitable.**

Investors, if you are interested in being a part of an awesome company that is not only improving customer service, but also improving the harsh impact hotels can have on the Earth, then investing with Farr Hotels & Resorts is for you.

"You should invest in Farr Hotels & Resorts because we aim to disrupt the Hospitality Market in an earthly-friendly manner that you as an investor will be proud of.

Kenneth Farr
Founder & CEO.

The Offering

Investment
$1.00/share | When you invest you are betting the company's future value will exceed $35 Million.

Perks

Everyone — Frequent updates on our Eco Friendly Hotel progress.
$500.00+ — A thank you on our website.
$1,000+ — A free beverage at a Farr Hotels and Resorts property (upon development)

$1,000+ — A free beverage at a Farr Hotels and Resorts property (upon development)

$2,000+ — A free beverage and meal at a Farr Hotels and Resorts property (upon development)

$3,000+ — One-Night Stay with Breakfast at a Farr Hotels and Resorts property (upon development)

$5,000+ — Two-Night Stay with Breakfast at a Farr Hotels and Resorts property (upon development)

$10,000+ — a Weekend Stay at a Farr Hotels and Resorts property (upon development)

All perks occur after the offering is completed, and upon completion of development. No hotels currently exist.

 This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the **Offering Summary** below.

The Farr Hotels & Resorts, Inc mission is to "Create Eco-Friendly Hotels & Resorts Through Eco-Friendly Transformations."

What We're Doing Now

Development Stage

The **current stage of development** of Farr Hotels & Resorts as a startup **has been locating hospitality properties** that will allow for an eco-friendly hotel transformation that consumers can benefit from and enjoy while simultaneously reducing the property's carbon footprint.



- We have streamlined the process of evaluating potential hospitality properties.
- We source our own projects, which reduces costs.
- We have 25-years worth of expertise in managing properties and constructing improvements to these properties.
- We plan to reduce carbon footprints by making modifications to the properties within 3 months of acquisition.

Our Commitment



The goal of our eco-friendly hotels and resorts will be to become the leader in the hospitality industry, with a strong commitment to reducing the industry's carbon footprint.



Farr Hotels & Resorts fits right into the hospitality industry with our strategy for improving hotels. We use proven science that minimizes the impact of our society, and we've fostered an atmosphere that welcomes eco-minded consumers into our locations with actual implementation of eco-products and services.



Here are some of the key details and what believe will make our properties unique, once developed

- Eco-Friendly Hotel Products & Services Utilization
- Organic Lotions, Soaps, Shampoos, and Conditioners
- Improved Water Distribution Channels
- Incorporated Solar-Powered Transmission of Electricity
- Minimized Carbon Footprints at Each Hotel Location
- Installed and Utilized Energy-Efficient Products Like Eco-Friendly Long-Lasting LED Light Bulbs
- Installed Energy-Saving Kitchen, Laundry, and Air Conditioning Equipment, Which Can also Drastically Reduce Energy Use

How We Are Different From the Rest



Farr Hotels & Resorts aims to be different from the rest of our competitors by seeking out the highest-rated green manufacturers and suppliers and installing their products within three months of acquiring hotel properties. In addition, we plan to upgrade all of our internal equipment, which includes appliances from HVAC to water-filtration systems and beyond, to high-quality levels.

Our Market and Industry

The hospitality industry is a $500-billion industry. Farr Hotel & Resorts aims to make a sizable impact on this industry by acquiring hotels all throughout the country and transforming them into eco-friendly, luxury 4-Star destinations.

Travel Services reported the global hotel market was projected to exceed $500 billion by the end of 2014, growing to more than $550 billion by 2016. The American Hotel & Lodging Association (as reported by industry leader MarketResearch.com) counted more than 52,000 lodging properties -- defined as having 15 or more rooms -- in the United States.

The global travel industry is comprised of a wide variety of businesses, from hotels and inns to casino resorts, trains, buses, airplanes, cruise ships, tour operators and travel bookers, both online and physical.

Both the United Nations and the World Travel & Tourism Council (WTTC), estimate that more than 1.2-billion tourists traveled the world during 2016. WTTC found that the global travel and tourism industry supported 109 million jobs on a direct basis in 2016.

The industry generated $2.3 trillion indirect global contribution to GDP (gross domestic product). In most parts of the world, hotels and resorts have enjoyed good-to-excellent occupancy rates, which has enabled them to raise prices. Many new properties have been built or are under construction in promising markets.

Business travel has grown substantially in recent years, while leisure travel has been consistently strong worldwide, as reported by Plunkett Research, Ltd.





Metrics are the most compelling measure for investors. So what



metrics do we use to identify optimal properties for eco transformation?

1. Total Available Rooms
What is this metric?
Total available rooms represents the number of rooms available multiplied by the number of days in the reported period. It is used as a measure of capacity in the system of hotels.

Calculation:
Total number of rooms – Number of rooms out of order/not in service/out of inventory

Why is this metric important?
This metric is essential for proper inventory calculations, which leads to proper numbers of bookings. It also is important for all of the hotel's financial calculations, as it determines how many operational rooms there are to base revenue formulas off of. For example, if a hotel has 300 rooms, but only 290 are in service, then 290 is the base for that period.

2. Average Daily Rate (ADR)
What is this metric?
Hotel ADR measures the average price paid per room. This hotel performance metric assesses the total guest room revenue for a specific period versus the total amount of room revenue paid, along with occupied hotel rooms within the same time frame.

Calculation:
Rooms Revenue / Paid Rooms Occupied

Why is this metric important?
The ADR is useful to measure a property's financial performance as well as to compare the hotel's performance to its competitors.



3. Revenue Per Available Room (RevPar)
What is this metric?
This accounts for the average daily rooms revenue generated per available room. This metric doesn't account for other revenue centers such as F&B, spa, or retail. Average RevPar varies widely by market. As a hotel performance metric, it differs by market, segment, and timing and is a time-based snapshot of a hotel performance.

Calculation:
Total Room Revenue / Total Rooms Available

Why is this metric important?
RevPAR represents the success the hotel is having at filling its rooms. Increasing RevPAR means either rates, occupancy rate, or both are rising.



What Makes Our Team Special



Founder Kenneth Farr has over 25 years in constructing and improving residential / commercial properties such as hotels, motels, and multi-family/single-family homes.

In addition, Kenneth Farr served two years as Managing Partner of Farr Venture Capital Fund which helped innovative startups grow their companies. He also served as a City of Dallas Board Member for The Permit and License Appeal Board.

We have direct experience in this industry. We also plan to hire new directors and managers that will add an additional five to 10 years in hotel management and operations experience. Our goal is to be performance driven and to exceed your expectations.

Invest in Our Company Today!

Invest in Farr Hotels & Resorts, because we are a startup aiming to disrupt the hospitality industry, while also helping to transform hotels into eco-friendly hotels throughout the country.

Many if not all of you have stayed in a hotel during your life. Very few of you have probably stopped to think about how bad the environmental impact of these hotels can be. Now you have the opportunity to invest in eco-friendly hotel development that is not only earth friendly, but family friendly as well.



friendly as well.

Farr Hotels & Resorts will work extremely hard to become the world leader in eco-friendly hotels. Help us reach our goal, and help make the world a greener place.



Farr Hotels & Resorts, Inc Launches!

Farr Hotels & Resorts launches eco-friendly-based hotels & resorts with solar power.

April 2018

Searching Real Estate Locations

Farr Hotels & Resorts is actively searching locations that would be geographical viable and attractive for our eco-friendly hotels.

April 2018

Started Digital & Social Media Marketing

Farr Hotels & Resorts started implementing digital marketing & social media marketing, including press release information regarding company awareness.

April 2018

Hospitality Identification & Location

Visit actual properties that may be acquired, managed or improved for our eco-friendly hotels & resorts. (ANTICIPATED)

April 2018

Hospitality Acquisitions

Acquire, manage or close on first eco-friendly hospitality property in Texas. (ANTICIPATED)

August 2018

Begin Identifying Properties

Farr Hotels & Resorts begins identifying hospitality properties throughout Texas, Georgia and Illinois that would be excellent for transforming hotels to eco-friendly hotels.

April 2018

Commercial Real Estate Negotiation

Farr Hotels & Resorts is moving forward toward an important milestone in its company history by negotiating acquisition of potential hotel properties.

April 2018

Launched on StartEngine

Now YOU can own a part of our company!

May 2018

Hospitality Inspections

Inspect hospitality properties for potential purchase and / or acquisition. (ANTICIPATED)

June 2018

Hospitality Acquisitions in Dallas, Atlanta and Chicago.

Acquire, manage or close on eco-friendly hospitality properties in Texas, Atlanta and Chicago. (ANTICIPATED)

June 2020

Meet Our Team



Kenneth Farr

Founder, CEO, & Director of Farr Hotels & Resorts, Inc.

Founder, Managing Partner of Farr Venture Capital Fund, Inc. Founder, CEO, President and Director of Farr Investment Capital, Inc. Founder, CEO, President and Director of Farr Hotels & Resorts, Inc. As CEO Kenneth Farr leads the company's strategic, executive and managerial efforts for acquiring real estate properties like motels, hotels and multifamily. His 25 years of construction improvements (and new construction) of residential, commercial properties including hotels, motels, multifamily and residential gives him a special expertise when it comes to improving / upgrading property. Kenneth Farr also served 3 years for the City of Dallas as a Board Member for The Permit and License Appeal Board that was responsible for overseeing building permits, zoning citations and city ordinance violations. 01/2015 - 01/2017. Kenneth Farr, Managing Partner of Farr Venture Capital Fund, Inc. 02/2017 -

*03/2018. Kenneth Farr, Founder, CEO, President &
Director of Farr Investment Capital, Inc. 04/2018 to
present. Kenneth Farr, Founder, CEO, President &
Director of Farr Hotels & Resorts, Inc.*



Offering Summary

Maximum 100,000* shares of common stock ($100,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of common stock ($10,000)

Company	Farr Hotels & Resorts, Inc
Corporate Address	930 N. 35E, Lancaster, Texas 75146
Description of Business	Farr Hotels & Resorts, Inc is an Hospitality Startup that acquire, manage, invest in Eco Friendly Hotels & Resorts. Our mission is to create Eco Friendly Hotels & Resorts through Eco Friendly Transformation.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

<u>Perks</u>

Everyone — Frequent updates on our Eco Friendly Hotel progress.

$500.00+ — a Thank you on our website.

$1,000+ — a free beverage at a Farr Hotels and Resorts property (upon development)

$2,000+ — a free beverage and meal at a Farr Hotels and Resorts property (upon development)

$3,000+ — 1 Night Stay with Breakfastat a Farr Hotels and Resorts property (upon development)

$5,000+ — 2 Night Stay with Breakfastat a Farr Hotels and Resorts property (upon development)

$10,000+ — a Weekend Stay at a Farr Hotels and Resorts property (upon development)

*All perks occur after the offering is completed, and upon completion of development. No hotels currently exist.

<u>*The 10% Bonus for StartEngine Shareholders*</u>

Farr Hotels & Resorts, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include raising more money, but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Farr Hotels & Resorts to get notified of future updates!

Comments (14 total)

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Ken Farr   **Farr Hotels & Resorts - Issuer**   a day ago

Hi everyone!

We are very excited to announce that Farr Hotels & Resorts is seeking to reduce the minimum investment amount from $500 to $100 in order to allow more investors the opportunity to participate in the offering.

Ken Farr   **Farr Hotels & Resorts - Issuer**   8 days ago

Hi everyone!

We are very excited to announce that Farr Hotels & Resorts new Social Media Campaigns, Digital Marketing Campaigns including Press Releases are helping to generate millions of positive view results for our brand.

Byron Head   12 days ago

I like your idea. I too was in the hotel construction business in Dallas and I have an idea to discuss with you. Please find me on Linkedin and message me. Byron Head

---

Ken Farr   **Farr Hotels & Resorts - Issuer**   12 days ago

Hi everyone!

We are very excited to announce that Farr Hotels & Resorts is entering into an agreement to acquire their first multi-million dollar hospitality property located in Houston, Texas.

Ken Farr   **Farr Hotels & Resorts - Issuer**   14 days ago

I would like to Thank all the potential investors and actual investors in advance for your considerations.

Robert W Neill Jr   18 days ago

What is the valuation based on? Does the company have any assets?

> **Ken Farr**   **Farr Hotels & Resorts - Issuer**   17 days ago
>
> Hello Robert W. Neill Jr. The price of the shares merely reflects the opinion of the Company President Kenneth Farr as to what would be fair market value according to recent hospitality companies startups. This opinion took into account the size of the hospitality market, the scale of the Eco Friendly Hotel Problem that may be solved by the company, and similar hospitality companies in the market. Please see "Results of Operation" section Financial Milestones including Future Financial Milestones. The company is a new hospitality startup with no assets at this time.

Ken Farr   **Farr Hotels & Resorts - Issuer**   18 days ago

Hello Andrew, please peruse the offering information thoroughly as the valuation is simplified by several factors that are relevant to the hospitality industry. Secondly, it did not take 12 hours to figure out what the value of the company was, it only took several hours to respond as I received the response late last night. Thanks!

Andrew Bushnell   18 days ago

Ken, how could it take 12 hours to figure out what the value of the company is when the two possibilities are different by a factor of 10? Also, how can you justify such a high valuation with the current balance sheet?

Ken Farr   **Farr Hotels & Resorts - Issuer**   18 days ago

Hello Mr. David Byrd,
Form C say 3 million as it refers to shares that are currently outstanding including company valuation at this time. Offering simply refers to company future value of 35 million that we believe the anticipated company value may exceed.

David Byrd   **Farr Hotels & Resorts - Potential Investor**   19 days ago

Which one is it?

Ken Farr   **Farr Hotels & Resorts - Issuer**   19 days ago

Hello Mr. David Byrd, I will take a look at this and follow up with you shortly. Thank you for your observation.

David Byrd   **Farr Hotels & Resorts - Potential Investor**   19 days ago

Why does Form C say 3 million while offering says 35 million?

> **Ken Farr**   **Farr Hotels & Resorts - Issuer**   17 days ago
>
> Hello David Byrd. Form C say 3 million as it refers to shares that are currently outstanding including company valuation at this time. Offering simply refers to company future value of 35 million that we believe the anticipated company value may exceed.



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VIDEO TRANSCRIPT (Exhibit D)

Farr Hotels & Resorts Capital Spokesman Video Transcript: (Farr Hotels & Resorts, Inc and Company Logo).

Farr Hotels & Resorts is an Eco Friendly 4 Star Hotel Resort that is reducing the carbon footprint on the Earth and disrupting a $500 billion hospitality market. Dallas Houston Atlanta Chicago will be the new locations for www.farrhotelsresorts.com Eco Friendly Transformations for Business & Casual Travelers. 1-888-600-7311

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